Exhibit 1

[desc logo]

NEWS RELEASE


FOR FURTHER INFORMATION:

Arturo D'Acosta / Maria Ana Alvarez       Amy O'Leary
                                          Citigate Dewe Rogerson
DESC, S.A. de C.V.                        212-419-8341
011-525-261-8000                          E-Mail: acarpi@dewerogerson.com
Web Site: www.desc.com.mx
E-Mail: desc@mail.desc.com.mx


            DESC, S.A. DE C.V., ANNOUNCES SECOND QUARTER 1999 RESULTS

           NET SALES FOR THE SEMESTER REACH PS.11,189 MILLION AND NET
                   MAJORITY INCOME GROWS TO PS.1,297 MILLION.

                  Mexico, D.F. July 28, 1999.- DESC, S.A. de C.V. (NYSE: DES;
BMV: DESC) today reported its consolidated results for the first half and second quarter of 1999.

       CONSOLIDATED RESULTS FOR FIRST HALF, JANUARY - JUNE 1999 AND 1998.

            (Millions of Constant Mexican Pesos as of June 30, 1999)


      -------------------------------------------------------------------------------------
                                                                                    %
                                                        1999          1998       CHANGE
      -------------------------------------------------------------------------------------
      Net Sales                                       11,188.6      11,049.6          1.3%
      Exports (US$)                                      454.4         404.8         12.3%
      Operating profit                                 1,597.7       1,605.6         -0.5%
      Operating Margin                                   14.3%         14.5%
      EBITDA (1)                                       2,041.2       2,071.8         -1.5%
      EBITDA  US$ (2)                                    207.9         200.8          3.5%
      Net Majority Income                              1,296.8         421.9        207.4%
      EPS (last 12 months)                                1.25          0.94         33.0%
      EBITDA/per share (last 12 months)                   2.82          2.71          4.1%
      -------------------------------------------------------------------------------------

(1)EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION.

(2)EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE. THIS CALCULATION IS APPLICABLE TO ALL DOLLAR DENOMINATED FIGURES IN THIS EARNINGS RELEASE, WITH THE EXCEPTION OF EXPORTS.

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